Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 28, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On December 28, 2007, China Life Insurance Company Limited issued an announcement in Chinese on a rectification report on corporate governance, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated December 27, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
December 28, 2007		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People's Republic of China with limited liability)
(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Rectification Report on Corporate Governance

This report was passed unanimously in writing by all members of the Board of Directors of the Company (the “Board”).

On March 19, 2007, China Securities Regulatory Committee (the “CSRC”) issued the Circular on Certain Issues Concerning the Campaign of Strengthening the Corporate Governance of Listed Companies (Zheng Jian Gong Si Zi [2007] No. 28) (the “CSRC Circular”). On April 23, 2007, Beijing Securities Regulatory Bureau (the “BSRB”) issued the Circular on the Supervision of Corporate Governance of the Listed Companies within the Jurisdiction of BSRB (Jing Zheng Gong Si Fa [2007] No. 18) (the “BSRB Circular”, together with the CSRC Circular, the “Circulars”) under which the listed companies are required to roll out a campaign to strength their corporate governance (the “Special Campaign”) and to improve the corporate governance through three stages: self-examination, public appraisal and rectification. The Company took the Special Campaign seriously by organizing the meetings to conduct the research on this topic, appointing relevant persons to be responsible for the Special Campaign, implementing CSRC and BSRB’s requirements on the Special Campaign step by step as planned by the Company. By the end of November 2007, the Company has successfully completed self-examination, public appraisal and rectification. The Company hereby reported the major work done during the Special Campaign and the current rectification status as follows:

I.	The Implementation Status of the Special Campaign for Corporate Governance

A. The Company paid special attention to the Special Campaign, studied the Circulars carefully and compiled a detailed plan to implement the Special Campaign.

After the circulation of the Circulars, the Company paid special attention to the Circulars and also distributed them to each member of the Board, the board of supervisors and the management for their information. To better carry out the Special Campaign, the Company convened relevant meetings to brief and study the major conclusions of the regulatory meeting of BSRB for the year of 2007 and relevant documents, and to clarify the specific purpose, basic principles, general arrangement and regulatory measures of this Special Campaign. The Company compiled a plan for the Special Campaign of China Life (the “Plan”) and submitted the Plan to the BSRB. For purposes of implementing this Special Campaign, a working committee was established by the Company. Mr. Liu Ting’an, the Secretary of the Board, was responsible for the coordination and implementation of the Plan, as well as communications on a timely basis with BSRB in respect of the work arrangement, progress and the problems and difficulties encountered. The board secretariat was responsible to implement relevant specific work.

B. The Company carried out self-examination carefully, worked hard to find out the defects of the Company’s corporate governance and successfully completed the various tasks of the self-examination stage.

During the self-examination from April to May 2007, according to the applicable laws, regulations, regulatory requirements regarding corporate governance and the terms that need to be self-examined, the Company attentively summarized and cross-checked the efforts on corporate governance that have been made since the Company was listed to find issues and defects of the current corporate governance of the Company. The Company analyzed in depth the reasons underlying these issues and defects, came up with clear rectification measures and schedules and compiled a self-examination report and a rectification plan. The self-examination report and rectification plan were passed by the President’s Office after discussion, submitted to the Board meeting for review on June 12, 2007 and officially announced to the public on June 15, 2007 after approval of the BSRB.

C. The Company took the comments of the public seriously and strengthened the communication with the investors and the public.

During the stage of public comments, the Company provided the telephone number and website address open for comments of the public in the self-examination report announced publicly. Staff of the board secretariat of the Company were specifically designated to answer phone calls, maintain website platform, take notes carefully and collect comments and suggestions from investors and the public. To strengthen the communication with investors, from May 21 to May 22, 2007, the Company had the first “Open Day for

Commission File Number 001-31914

Global Investors/Analysts” in Guangxi, which provided investors with a good opportunity to understand the frontline operation of the Company. On July 13, 2007, the Company held a meeting on “Value Analysis of Life Insurance Company” to introduce to investors the method of valuing life insurance companies. In addition, questionnaires regarding the corporate governance were distributed to the attendants to solicit for their comments and suggestions on the corporate governance of the Company.

D. Onsite inspection by and evaluation opinions of BSRB.

BSRB inspected the Company on October 8 to October 9, 2007 and issued on November 13, 2007 the Regulatory Opinions (Jing Zheng Gong Si Fa [2007] No. 229) (the “Opinions”). The Opinions recognized the effective efforts that the Company has made during the Special Campaign, concluded that corporate governance of the Company is fine and further pointed out several defects to be rectified. According to the Opinions, the Company launched corresponding rectification during the later half of October. On November 20, the Company submitted to BSRB a rectification report in response to the Opinions. In turn, BSRB issued the Evaluation Opinions on the Corporate Governance Rectification of the Company on November 28, 2007.

II.	Issues Detected during Self-examination and Corresponding Rectifications

Major issues in the corporate governance of the Company:

A. The Company needs to better understand the demands and characteristics of domestic institutional investors and individual investors after it successfully listed on the Chinese A-share market. In addition, the Company also needs to actively carry out its management of the investors relationship, to further strengthen the communication with investors, especially with domestic investors, and to maintain various kinds of regular and initiative contacts with investors by way of domestic road-shows, inviting the investors to visit and regular meetings with investors, etc.

Rectification measures: the Company took active approaches to manage the investors’ relationship and further strengthened the communication with domestic investors. Detailed implementation measures include:

i. According to the regulatory requirements of the Chinese and foreign jurisdictions where the Company is listed, Provisions on the Management of Investors Relationship was drafted and passed on June 12, 2007 at the seventh meeting of the second session of the Board to further improve the services provided to the shareholders, investors and analysts;

ii. The Company, maintained various kinds of regular and initiative contracts with the investors by way of regular promotion meetings, domestic road-shows, inviting the investors to visit and regular meetings with the investors, etc.;

(a) To strengthen the communication with investors, from May 21 to May 22, 2007, the Company had the first “Open Day for Global Investors/Analysts” in Guangxi (the “Open Day Event”). Forty analysts and investors participated in this event. They attended the briefing in the morning and communicated face to face with Chairman of the Company, Mr. Yang Chao, the President, Mr. Wan Feng, Assistant President, Mr. Su Hengxuan, Secretary of the Board, Mr. Liu Ting’an, and the sales agents. They also visited the Guangxi Branch of the Company, focusing on its provincial-level integrated management system, including its business operation, client service and information technology, etc. In addition, they particularly visited Guilin to understand how the business of China life is developing in the counties. Most analysts and investors presented at the meeting were highly responsive to the Open Day Event of the Company. They believed that this Open Day Event helped them to have a better understanding of the specific operational process, quality control of insurance policies, management of sales procedures, training and management of agents and the current status as well as prospect of the insurance business in rural areas, which reinforce their confidence in the Company.

(b) To help the domestic investors to better understand life insurance companies better, on July 13, 2007, the Company held a meeting of “Value Analysis of Life Insurance Company” to explain to investors the method of valuing life insurance companies, at which, Liu Ting’an, Secretary of the Board, gave a special analysis report to those Chinese major funds that presented at the meeting. Chairman of the Company, Mr. Yang Chao, President, Mr. Wan Feng, Vice President, Mr. Liu Jiade, Chief Investment Officer, Mr. Liu Lefei and General Actuary, Ms. Shao Huizhong discussed with the attendees for about an hour and answered their questions. Out of the 58 Chinese funds, representatives of 49 funds attended the meeting, with nearly 100 attendees.

(c) To actively promote the best international corporate governance practice, continuously enhance the transparency of the Company, incessantly improve information disclosure and enhance the communication with investors and the public, the Company had an “Open Day for Global Media” on November 28, 2007 in Jiangsu Province. Reporters of around 60 Chinese and foreign media agencies visited the Jiangsu Branch and Jiangyin Sub-branch of the Company. Chairman, Mr. Yang Chao and President, Mr. Wan Feng, together with the management of the Company, introduced the development and operation strategies of the Company to and communicated onsite with those reporters. During this event, the reporters also participated in the morning briefing meeting of individual agents of the Company, visited the information technology center, client service center, business processing center and finance management center of the Jiangsu Branch and visited Jiangyin to understand the business development of the Company in counties. The Chinese and foreign media agencies which participated in this event thought highly of it and wrote many media reports on it.

iii. As planned, the Company attended five significant domestic investors’ meetings to introduce the development strategies and business status of the Company to those investors.

Commission File Number 001-31914

iv. Through various approaches, including face-to-face conversation, emails, phone calls and faxes, the Company responded to the questions of the investors in a timely manner. In 2007, after the listing on the Chinese A-share market, the Company met with about 70 domestic investors and replied to emails/phone calls from domestic investors for more than 300 times.

The Company believed the above mentioned efforts should be continuing. In the future operation of the Company, communications with investors will be continuously strengthened to ensure that the rights of middle and small-sized investors to receive information of the Company in an equitable way.

B. After the listing of the Company at the Chinese A-share market, given that the Company is listed under three different jurisdictions both domestically and abroad and there are different requirements for information disclosure under those jurisdictions, the Company needs to further improve its information disclosure system, improve the capacity of the information disclosure department, enhance the communication with regulatory authorities of those jurisdictions and coordinate the information disclosure under these three jurisdictions.

Rectification measures:

i. Given that the Company is listed under three different jurisdictions both domestic and abroad, and there are different requirements for information disclosure under those jurisdictions, especially the regulatory requirements for information disclosure within China, the Company further revised and improved its information disclosure system. The revised Provisions on the Management of Information Disclosure were passed at the seventh meeting of the second session of Board on June 12, 2007.

ii. The Company enhanced the communication and contact with the regulatory authorities and stock exchanges of the jurisdictions where the Company is listed to be aware of the requirements of the domestic and foreign regulatory authorities on a timely basis. Prior to the issuance of each public announcement, communications will be made with those regulatory authorities and stock exchanges, so as to better coordinate the information disclosure under the three jurisdictions as practicably as possible.

iii. The Company placed more emphasis on the training of the employees of relevant departments, including the board secretariat and finance department, etc., on the regular requirements of information disclosure. In August 2007, the Company engaged an external counsel to provide training on disclosure of related party transactions particularly.

The Company believed that reinforcement of information disclosure is significant to the improvement of its corporate governance, which should be a persistent task. The Company will continuously regulate and improve the information disclosure system and procedures, enhance the initiative of information disclosure, so as to improve the transparency of the Company.

C. Subject to the current corporate structure, etc., the incentive mechanism for the officers and outstanding employees needs to be further improved. The Company should research, establish and improve the incentive and appraisal mechanism, including stock incentive plan and improve the incentives and appraisals for officers, outstanding employees and other staff of the Company to retain and attract key talents.

Rectification measures: according to the regulatory rules, the Company improved the incentives and appraisals for its officers and outstanding employees, reinforced the mutual benefits of its officers and shareholders and enhance the performance of the Company. Detailed measures are as follows:

i. Stock appreciation rights were granted by the Company as a long-term incentive plan. Till now, the Board has approved three awards of stock appreciation rights to be granted to officers, outstanding and key employees, including outstanding insurance agents.

ii. The Company strengthened the appraisal mechanism for officers and outstanding employees and established an appraisal mechanism at all levels, under which the management of the Company will be appraised by the Board and each branch company will be appraised by the management of the Company. A system of office tenure will be applied to all officers and those officers will be assigned business targets within their office tenures.

Henceforth, the Company will further improve the mechanisms of performance appraisal and “survival of the best” for all its officers and employees, emphasize the business target, gradually consummate the internal performance appraisal and incentive systems and retain and attract outstanding talents.

III.	About Comments of the Public

In the process of soliciting comments of the public, the Company did not receive any comments or suggestions raised through phone calls or network platform by the public or investors. The Company received feedback from 18 institutional investors in response to the questionnaires regarding the corporate governance of the Company, which were distributed on July 13 to investors and fund managers present at the meeting of “Value Analysis of Life Insurance Company”. Based on the feedback, more than 90% of the interviewees believed that the Company is under proper operation; duties and responsibilities among the shareholders’ meeting, board

Commission File Number 001-31914

of supervisors and the management are clearly divided. The Board generally has sound professional support and the set up of the special committees is reasonable. The incentive mechanism can generally stimulate the initiative of officers and employees. The internal control system is sound and complete; the related transactions are fair and transparent; and the information disclosure system is generally sound. At the same time, the interviewees suggested that the Company should make better information disclosure and enhance the communication and contact with investors, which was generally consistent with the issues founded during self-examination by the Company and happened to be the key issues to be rectified in this Special Campaign. Henceforth, the Company will improve the communications with investors, listen to their comments and suggestions on the corporate governance and development, so as to better improve corporate governance of the Company.

IV.	Issues Found by BSRB during Onsite Inspection and the Rectifications thereof

On October 8 and October 9, 2007, BSRB inspected the Company and issued a Regulatory Opinion, pointing out the following issues with respect to the standard operations of the Company:

A. The Company’s internal rules

i. The Regulatory Opinion pointed out that the Company did not establish the working rules for independent directors.

Rectification measures: Working Rules for Independent Directors (the “Working Rules”) were drafted according to relevant laws and regulations and the requirements of BSRB and were approved at the ninth meeting of the second session of the Board on November 27, 2007. Resolutions of the aforesaid Board meeting were announced on November 28, 2007.

ii. The Regulatory Opinion pointed out that the Company did not formulate its Internal Report System for Material Information. Therefore, internal communication procedures of material information were not systematic or standard.

Rectification measures: Internal Report System for Material Information (the “Report System”) was established according to relevant laws and regulations and the requirements of BSRB. The Report System was approved at the ninth meeting of the second session of the Board on November 27, 2007. Resolutions of the aforesaid Board meeting were announced on November 28, 2007.

B. Operation of the special committees of the Board

Regulatory Opinion pointed out that: the audit committee has relatively detailed rules of procedures and operational records while the functions and roles of the nomination and remuneration committee, risk management committee and strategy committee need to be further strengthened. Rules of procedures for the risk management committee and strategy committee are too general and need to be further improved and elaborated.

Rectification measures: Rules of Procedure for the Strategy Committee and Rules of Procedure for the Risk Management Committee were revised according to relevant laws and regulations and the requirements of BSRB and were approved at the ninth meeting of the second session of Board on November 27, 2007. Resolutions of the aforesaid Board meeting were announced on November 28, 2007.

C. Information disclosure

The Regulatory Opinion pointed out that the Company had more than one person serving as its press spokesmen, and the Board did not have unified management on the information disclosure. Under such a system, non-compliance issues were more likely to occur due to the discrepancies with respect to the subject, manner, content and timing of the information disclosure.

Rectification measures: The existing system of the Company, under which the Company has more than one person serving as its press spokesmen, was amended. Mr. Liu Ting’an, Secretary of the Board, will act as the spokesman of the Company. The aforesaid amendment was approved at the ninth meeting of the second session of the Board on November 27, 2007. Resolutions of the aforesaid Board meeting were announced on November 28, 2007.

D. Operation of the working organs of the Board

The Regulatory Opinion pointed out that, as a working organ of the Board, the secretariat of the board needs to improve its independence and strengthen its capacity. Function of the board secretariat was relatively weak as the board secretariat and investors relationship department worked separately but shared a same office and were under the control by the Board and the management respectively. Such a system is not good for the unified control of information disclosure and the operation of the Board and its special committees.

Rectification measures: the investors relationship department was dissolved, with all its functions incorporated into the board secretariat to further strengthen the function of the working organs of the Board. The aforesaid decision was approved at the ninth meeting of the second session of the Board on November 27, 2007 and announced on November 28, 2007.

Commission File Number 001-31914

Corporate governance of a listed company is fundamental to and will ensure the sustainable development of a company. As a large insurance company listed in New York, Hong Kong and Shanghai, the Company always regards corporate governance seriously and is committed to achieve international best practice. Corporate governance of the Company was greatly improved due to the highly effective efforts the Company has made in respect of corporate governance since it was listed, especially due to the comprehensive inspection of and rectifications to the corporate governance carried out by the Company in this Special Campaign on a strict compliance basis. On December 4, 2007, at the first selection for “Award of Excellent Corporate Governance, Hong Kong, 2007”, jointly held by the Chamber of Hong Kong Listed Companies and Hong Kong Baptist University, the Company was the only company which was awarded “Best Corporate Governance” and “Excellent Corporate Governance”, which were the highest honors in this selection. These two awards were the recognition of the Company’s commission to corporate governance all the way along. The Company will take this Special Campaign as a new start to continuously strengthen the awareness of directors, supervisors and officers for a standard operation, to reinforce the structuring of corporate governance of the Company strictly according to relevant laws and regulations, to seriously implement the rectification measures and comments pointed out during this Special Campaign, to boost a long-term healthy and steady development of the Company and to benefit the shareholders with more standardized operations and better performance.

Board of Directors

China Life Insurance Company Limited

December 27, 2007